SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                     GENERAL MICROWAVE CORPORATION
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)


                             370307 10 0
                            (CUSIP Number)


                    Michael I. Stolzar, Esq.
               Zissu Gumbinger Stolzar & Wasserman
                        950 Third Avenue
                    New York, New York  10022
                         (212)  371-3900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 8, 1997
      (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ]

Check the following box if a fee is being paid with this statement
[  ]

SCHEDULE 13D

CUSIP NO. 370307 10 0

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Frederick Zissu - S.S. #: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       a [  ]
                                                       b [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7.   SOLE VOTING POWER
                         213,396
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY                    0
  REPORTING
 PERSON WITH        9.   SOLE DISPOSITIVE POWER
                         213,396

                    10.  SHARED DISPOSITIVE POWER
                              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          213,396

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                              [xx]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.7%

14.  TYPE OF REPORT PERSON*
          IN

Item 1.   Security and Issuer

          The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share. The name and address of the issuer of such securities is General Microwave Corporation, a New York corporation, 5500 New Horizons Boulevard, Amityville, New York 11701. (The foregoing class of equity securities is referred to hereinafter as "Common Stock". General Microwave Corporation is referred to hereinafter as "General Microwave Corporation".)


Item 2.   Identity and Background

          (a)  Name:  Frederick Zissu

          (b)  Business Address:  500 Valley Road, Wayne, New
               Jersey 07470

          (c) Present principal occupation: Business and financial consultant.

          (d) Mr. Zissu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Mr. Zissu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Zissu is a United States citizen.


Item 3.   Source and Application of Funds or Other Consideration

          Not applicable.  See Item 4.


Item 4.   Purpose of Transaction

          This Schedule 13D is being filed because Mr. Zissu has retired from the principal occupation previously reported on
Schedule 13D and recently resigned as a Director of General Microwave Corporation for reasons of health, not because of the acquisition of any shares of Common Stock. This Schedule 13D is not being filed because there has been any change in Mr. Zissu's intentions with respect to General Microwave or because he has engaged in or is about to engage in a previously unreported transaction involving Common Stock.

          Mr. Zissu is a substantial shareholder of General
Microwave. Mr. Zissu intends to continue to exercise the degree of control and influence over the business and affairs of General
Microwave which he presently exercises.

          Mr. Zissu does not have any plans to effect:

          (a) The acquisition by any person of additional securities of General Microwave, or the disposition of securities of General Microwave;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving General Microwave or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of General Microwave or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of General Microwave, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of General Microwave;

          (f) Any other material change in General Microwave's business or corporate structure;

          (g) Change in General Microwave's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of General Microwave by any person;

          (h) Causing a class of securities of General Microwave to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of General Microwave becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          Mr. Zissu intends to re-evaluate continuously his position in General Microwave and may, based on such re-evaluation, determine at a future date to change his current position with respect to any action enumerated above. Mr. Zissu will give any matter presented to the shareholders of General Microwave or to Mr. Zissu, in his capacity as a substantial shareholder of General Microwave, the consideration which a person holding such a position ordinarily gives to a proposal of the kind presented.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on the date hereof, Mr. Zissu beneficially owned 213,396 shares of Common Stock or, based on the number of shares outstanding reported by General Microwave in its most recent filing with the Securities and Exchange Commission, its Quarterly Report on Form 10-Q for the Quarter Ended November 30, 1996, 17.7% of the shares of Common Stock issued and outstanding. The foregoing 213,396 shares does not include 1,006 shares owned by Mr. Zissu's wife in which shares Mr. Zissu disclaims any beneficial interest.

          (b) Mr. Zissu has the full power to vote or to direct the vote and to dispose or to direct the disposition of the 213,396 shares of Common Stock referred to above.

          (c) Mr. Zissu has not effected any transaction during the past sixty days in the class of securities being reported on.

          (d) No person is known to Mr. Zissu to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this statement relates.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zissu and any person with respect to any securities of General Microwave.

Item 7.   Material to be Filed as Exhibits

          None.




SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 16, 1997



s/   FREDERICK ZISSU
     Frederick Zissu